Exhibit 99.1

May 16, 2012

Standard & Poor’s Maalot Reaffirms Gazit-Globe’s Domestic Credit Rating of ilA+ and of its Parent Company, Norstar Holdings of ilA and Revises its Outlook for both from Positive to Stable

TEL-AVIV, ISRAEL; May 16, 2012—Gazit-Globe (TASE: GLOB; NYSE: GZT), one of the largest owners and operators of supermarket-anchored shopping centers in the world, announces that Standard & Poor’s Maalot (“S&P Maalot”) reported today that it has reaffirmed Gazit-Globe’s domestic credit rating of ilA+ and of its parent company, Norstar Holdings of ilA and revised its outlook for both from positive to stable.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.